November 3, 2008

Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:       Stryker Corporation

            Form 10-K for the Year Ended December 31, 2007

                        Filed February 28, 2008

            Form 10-Q for the Quarter Ended June 30, 2008

            Form 10-Q for the Quarter Ended March 31, 2008

            File No. 000-09165

Dear Mr. Vaughn:

This letter is in response to your letter dated October 15, 2008.  Your letter requested certain information in response to comments set forth therein with respect to Stryker Corporation's (the Company) filings listed above.  Each of your comments is addressed separately below.  For your convenience, we have restated your original comment prior to our response.  In our response, we have indicated that certain changes will be incorporated into our future filings and, in that regard, we have also made these changes, as applicable, in the Company's Form 10-Q for the quarter ended September 30, 2008 as filed on Monday, November 3, 2008.

Form 10-K for the Year Ended December 31, 2007

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity and Capital Resources, page 38

  With respect to your contractual obligations table, we note your disclosure that "due to uncertainties.the Company is not able to reasonably estimate the future periods in which income tax payments to settle these unresolved income tax positions or contributions to fund defined benefits plans will be made."  Please address the following:

•          You state in Note 10 to the consolidated financial statements that you expect to contribute $12.5 million to the defined benefit pension plans in 2008.  In addition, you disclose your expected benefit payments through 2017.  Please explain to us why you do not believe these amounts are required to be included in the contractual obligations table.

November 3, 2008

•          To the extent that you continue to not be able to reasonably estimate the future payments for the above-referenced items, please revise future filings to disclose, at a minimum, the total amount of the related obligation.

The Company's primary obligation related to its defined benefit pension plans is to make contributions to various pension trusts in accordance with methodologies set forth in each of the jurisdictions in which the plans are offered.  The Company believes that contributions to fund defined benefit pension plans beyond the following year, if any, are not practical to estimate due to the rules affecting tax-deductible contributions in the jurisdictions in which the plans are offered, the impact of future plan asset performance, changes in interest rates and the potential for changes in legislation in the United States and other foreign jurisdictions.  The Company believes a significant portion of the expected benefit payments through 2017, as disclosed in Note 10, will be made from the $172.4 million of plan assets reported as of December 31, 2007.

The Company will revise its future filings, to include the following year's expected contribution to its defined benefit pension plans in the contractual obligations table and to provide the following additional disclosure in a footnote to the table:

As further described in Note __, Income Taxes, to the Consolidated Financial Statements, as of December 31, 200_, the Company has recorded a noncurrent liability for unresolved income tax positions of $____ million.  Due to uncertainties regarding the ultimate resolution of income tax audits, the Company is not able to reasonably estimate the future periods in which income tax payments to settle unresolved income tax positions will be made.  As further described in Note __, Retirement Plans, to the Consolidated Financial Statements, as of December 31, 200_, the Company's defined benefit pension plans are in an underfunded status of $____ million.  Due to the rules affecting tax-deductible contributions in the jurisdictions in which the plans are offered and the impact of future plan asset performance, changes in interest rates and the potential for changes in legislation in the United States and other foreign jurisdictions, the Company is not able to reasonably estimate the future periods, beyond next year, in which contributions to fund defined benefit pension plans will be made.

  Please revise the contractual obligations table to include a "Total" column in accordance with Item 303(A)(5) of Regulation S-K.

The Company will revise its future filings to include a total column in the contractual obligations table in accordance with Item 303(A)(5) of Regulation S-K.

Item 8.  Financial Statements and Supplementary Data, page 42

Note 3. Inventories, page 53

  We note your disclosure on page 47 that you have consigned inventory maintained at hospitals or with field representatives.  Please revise this note in future filings to separately present your consigned inventory.  Refer to Question 2 of SAB Topic 13(A)(2).

The Company understands that the guidance contained in Question 2 of SAB Topic 13(A)(2) applies to situations where the title to inventory has passed to a third-party but the substance of the transaction is not a sale and should be accounted for as a consignment.  In the

November 3, 2008

Company's situation, the title and ownership of consigned inventory maintained at hospitals or with field representatives remains with the Company until the product has been used or implanted, at which time title passes and revenue is recognized.  The Company has followed the guidance contained in Section 210.5-02 of Regulation S-X which requires separate disclosure of major classes of inventory such as: (1) finished goods; (2) inventoried costs relating to long-term contracts or programs; (3) work in process; (4) raw materials; and (5) supplies. The Company includes consigned inventory in finished goods inventory and has provided its required disclosures pursuant to Section 210.5-02 of Regulation S-X in Note 3, Inventories, to its Consolidated Financial Statements.  The Company will revise its disclosure in future filings to clarify that the Company retains title to all inventory held on consignment at hospitals or with field representatives.

Note 12. Segment and Geographic Data, page 64

  You state on page 27 that management uses the non-GAAP financial measure "adjusted net earnings from continuing operations" for reviewing the operating results of your business segments.  However, the amount presented here as segment net earnings and the amount presented on page 34 as "adjusted net earnings from continuing operations" do not reconcile.  Please explain to us how your presentation here complies with paragraphs 25-31 of SFAS 131.  If management uses more than one measure of segment profit, please explain to us why you believe the measure presented here is most consistent with the corresponding amounts in your consolidated financial statements (paragraph 30 of SFAS 131).

The difference between the two referenced net earnings presentations is attributable to share-based compensation recorded pursuant to SFAS 123R which is not allocated to the Company's reportable business segments for purposes of reviewing the operating results of such segments by the Company's chief operating decision makers.  In compliance with SFAS 131, the Company has historically included this item in its reconciliation of its measure of segment profit to reported net earnings from continuing operations.  The Company will revise its disclosure of segment information in future filings to include share-based compensation in the Other category, along with corporate administration, interest expense and interest and marketable securities income.

  Please revise future filings to disclose the basis for attributing revenues from external customers to individual countries consistent with paragraph 38(a) of SFAS 131.

The Company will revise its future filings to disclose the basis for attributing revenues from external customers to individual countries consistent with paragraph 38(a) of SFAS 131 as follows:

The countries in which the Company has local revenue-generating operations have been combined into the following geographic areas: the United States (including Puerto Rico), Europe and Other, which is comprised of Japan, the Pacific region, Canada and the Latin America region.  Sales are attributable to a geographic area based upon the customer's country of domicile.  Long-lived assets, which include net property, plant and equipment, are based upon physical location of the assets.

November 3, 2008

Form 10-Q for the Quarter Ended June 30, 2008

Note 2. Financial Instruments, page 8

  We note your disclosures here and on page 23 that you utilized "third party pricing models" in determining the fair values of your investments in auction-rate securities (ARS).  Please address the following:

•          Revise your disclosures in future filings to clarify the "third party pricing models" that you used.

•          Paragraph 32(e) of SFAS 157 requires disclosure, in annual periods, of the valuation method used and significant assumptions underlying the valuations for the ARS securities.  However, paragraph 39 of SFAS 157 requires this disclosure in the period of adoption.  We do not see where you included this disclosure in your Form 10-Q as of March 31, 2008 or June 30, 2008.  Please tell us where you provided this disclosure or otherwise include the required disclosure in your next Form 10-Q.

The Company will revise its future filings, as applicable, to clarify the pricing models that were used and provide additional disclosure of the significant assumptions underlying the valuations as follows:

Investments in ARS were valued using broker pricing models utilizing discounted cash flow analyses and are classified in a Level 3 pricing category in accordance with FASB Statement No. 157.  The broker pricing models incorporate transaction details such as contractual terms, maturity, timing and anticipated amounts of future cash flows, as well as assumptions about liquidity and credit valuation adjustments by marketplace participants at __________, 200_.  These assumptions are subject to future changes as the underlying market conditions and marketplace sources change.

In connection with its response to your letter, the management of the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures included with the Company's filings listed above and all periodic filings with the SEC.  Further, the management of the Company acknowledges that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filings and that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

I trust that this letter adequately responds to your comments and requests for certain information.  If you should require further information, please contact me at (269) 385-7323.

Sincerely,

/s/ DEAN H. BERGY

Dean H. Bergy

Vice President and Chief Financial Officer

cc:	Stephen P. MacMillan
President and Chief Executive Officer